SIERRA PACIFIC SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2015

Total members' equity		$ 21,556,191
Adjustments – non-allowable assets:		
Prepaid expenses and other assets	$ (74,240)	
Property and equipment, net	(99,842)	
Total adjustments		(174,082)
Net capital before haircuts		21,382,109
Haircuts on security positions – United States Agency obligations and obligations of organizations established by the United States:		
Exempted securities	2,982,441	
Debt securities	6,240,595	
Net haircuts		(9,223,036)
Net capital		12,159,073
Minimum net capital required (6-2/3% of total aggregate indebtedness or $100,000, whichever is greater)		(100,000)
Excess net capital		$ 12,059,073

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 351,481
Ratio of aggregate indebtedness to net capital	.0289 to 1

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.